February 6, 2019

Alexander Salgado
Chief Executive Officer
SanSal Wellness Holdings, Inc.
1512 E. Broward Blvd., Suite 300
Fort Lauderdale, Florida 33301

       Re: SanSal Wellness Holdings, Inc.
           Amendment No. 1 to
           Registration Statement on Form S-1
           Filed December 21, 2018
           File No. 333-228109

Dear Mr. Salgado:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 28, 2018 letter.

Amendment No. 1 to Form S-1 filed December 21, 2018

Selling Shareholders, page 19

1. We note your response to our prior comment 1 and reissue, as the total number of shares to be registered for the selling shareholders as reflected in the table on page 19 is not consistent with the total number of shares to be registered as reflected on the prospectus cover page.
 Alexander Salgado
SanSal Wellness Holdings, Inc.
February 6, 2019
Page 2
Executive Compensation, page 39

2. Please update your filing to provide the information required by Item 402 of Regulation S-
         K for the fiscal year ended December 31, 2018.
       You may contact Patrick Kuhn at 202-551-3308 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Laura Nicholson at 202-551-3584 with any other questions.



FirstName LastNameAlexander Salgado                          Sincerely,
Comapany NameSanSal Wellness Holdings, Inc.
                                                             Division of
Corporation Finance
February 6, 2019 Page 2                                      Office of
Transportation and Leisure
FirstName LastName